UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Xerium Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98416J118

(CUSIP Number)

May 25, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98416J118	13G	Page 2 of 22 Pages

1.	Name of Reporting Persons: Apax Europe IV GP Co. Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 2,063,877
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 2,063,877
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,063,877
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 12.8%
12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 98416J118	13G	Page 3 of 22 Pages

1.	Name of Reporting Persons: Apax Europe IV GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 2,063,877
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 2,063,877
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,063,877
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 12.8%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 98416J118	13G	Page 4 of 22 Pages

1.	Name of Reporting Persons: Apax Europe IV-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,374,117
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,374,117
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,374,117
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 8.6%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 98416J118	13G	Page 5 of 22 Pages

1.	Name of Reporting Persons: Apax Europe IV-B, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 289,221
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 289,221
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 289,221
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 1.9%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 98416J118	13G	Page 6 of 22 Pages

1.	Name of Reporting Persons: Apax Europe IV-C GmbH & Co. KG
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 132,347
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 132,347
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 132,347
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.9%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 98416J118	13G	Page 7 of 22 Pages

1.	Name of Reporting Persons: Apax Europe IV-D, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 103,938
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 103,938
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 103,938
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.7%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 98416J118	13G	Page 8 of 22 Pages

1.	Name of Reporting Persons: Apax Europe IV-E, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 2,225
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 2,225
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,225
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): less than 0.1%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 98416J118	13G	Page 9 of 22 Pages

1.	Name of Reporting Persons: Apax Europe IV-F, C.V.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 96,978
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 96,978
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 96,978
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.6%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 98416J118	13G	Page 10 of 22 Pages

1.	Name of Reporting Persons: Apax Europe IV-G, C.V.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 57,046
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 57,046
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 57,046
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.4%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 98416J118	13G	Page 11 of 22 Pages

1.	Name of Reporting Persons: Apax Europe IV-H, GmbH & Co. KG
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,369
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,369
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,369
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): less than 0.1%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 98416J118	13G	Page 12 of 22 Pages

1.	Name of Reporting Persons: Apax-Xerium APIA, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 6,636
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 6,636
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,636
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): less than 0.1%
12.	Type of Reporting Person (See Instructions): PN

Item 1.	(a). Name of Issuer
Xerium Technologies, Inc. (the “Company”)

(b). Address of Issuer’s Principal Executive Offices:
8537 Six Forks Road, Suite 300, Raleigh, North Carolina 27615

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office

Item 2(c).	Citizenship
(i) Apax Europe IV GP Co. Ltd.
(ii) Apax Europe IV GP, L.P.,
(iii) Apax Europe IV-A, L.P.
(iv) Apax Europe IV-B, L.P.
(v) Apax Europe IV-C GmbH & Co. KG
(vi) Apax Europe IV-D, L.P.
(vii) Apax Europe IV-E, L.P.
(viii) Apax Europe IV-F, C.V.
(ix) Apax Europe IV-G, C.V.
(x) Apax Europe IV-H GmbH & Co. KG
(xi) Apax-Xerium APIA L.P.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated May 29, 2013, a copy of which is attached as Exhibit A to this statement on Schedule 13G, pursuant to which the Reporting Persons agreed to file this statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The address of each of the Reporting Persons is c/o Apax Europe IV GP Co. Ltd., Third Floor Royal Bank Place, 1 Glategny Esplanade, St. Peter Port, Guernsey, Channel Islands GY12HJ. See Item 4 of each cover page for the citizenship of each Reporting Person.

As of the date hereof, Apax WW Nominees Ltd, which is incorporated in England, holds legal title to 1,248,162 shares of Common Stock (as defined below) and 809,079 warrants to purchase Common Stock as nominee for the Apax Funds (as defined below) and Apax-Xerium Apia LP holds 4,026 shares of Common Stock and 2,610 warrants to purchase Common Stock.

Apax Europe IV GP, L.P. is engaged principally in the business of serving as the general partner of Apax Europe IV-A, L.P., Apax Europe IV-B, L.P., Apax Europe IV-C GmbH & Co. KG, Apax Europe IV-D, L.P., Apax Europe IV-E, L.P., Apax Europe IV-F, C.V., Apax Europe IV-G, C.V., and Apax Europe IV-H GmbH & Co. KG (collectively, the “Apax Funds”) and Apax-Xerium APIA L.P., and accordingly exercises investment discretion and control over the shares beneficially owned by these entities. Apax Europe IV GP Co. Ltd., a Guernsey limited company, is principally in the business of serving as the general partner of Apax Europe IV GP, L.P. and, in such capacity, exercises investment discretion and control of the shares beneficially owned by Apax-Xerium APIA L.P. and the Apax Funds.

A total of 2,063,877 shares of Common Stock may be deemed to be beneficially owned by the Reporting Persons.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

98416J118

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person’s cover page. The shares of Common Stock beneficially owned by each of the Apax Funds, Apax-Xerium APIA L.P., Apax Europe IV GP, L.P. and Apax Europe IV GP Co. Ltd. are listed in the table below:

Reporting Person	Amount Beneficially Owned*	Percent of Class**	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition of:	Shared Power to Vote or to Direct the Disposition of:
Apax Europe IV GP Co. Ltd.	2,063,877	12.8%	0	2,063,877	0	2,063,877
Apax Europe IV GP, L.P.	2,063,877	12.8%	0	2,063,877	0	2,063,877
Apax Europe IV-A, L.P.	1,374,117	8.6%	0	1,374,117	0	1,374,117
Apax Europe IV-B, L.P.	289,221	1.9%	0	289,221	0	289,221
Apax Europe IV-C GmbH & Co. KG	132,347	0.9%	0	132,347	0	132,347
Apax Europe IV-D, L.P.	103,938	0.7%	0	103,938	0	103,938
Apax Europe IV-E, L.P.	2,225	less than 0.1%	0	2,225	0	2,225
Apax Europe IV-F, C.V.	96,978	0.6%	0	96,978	0	96,978
Apax Europe IV-G, C.V.	57,046	0.4%	0	57,046	0	57,046
Apax Europe IV-H GmbH & Co. KG	1,369	less than 0.1%	0	1,369	0	1,369
Apax-Xerium APIA L.P.	6,636	less than 0.1%	0	6,636	0	6,636

*	Includes the following number of shares of Common Stock issuable upon exercise of warrants: Apax Europe IV GP Co. Ltd. (811,689), Apax Europe IV GP, L.P. (811,689), Apax Europe IV-A, L.P. (540,418), Apax Europe IV-B, L.P. (113,746), Apax Europe IV-C GmbH & Co. KG (52,050), Apax Europe IV-D, L.P. (40,877), Apax Europe IV-E, L.P. (875), Apax Europe IV-F, C.V. (38,140), Apax Europe IV-G, C.V. (22,435), Apax Europe IV-H GmbH & Co.KG (538), and Apax-Xerium APIA L.P. (2,610).

**	The Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, as filed with the Securities and Exchange Commission on May 7, 2013, indicated that there were 15,370,146 shares of Common Stock outstanding as of May 1, 2013.

(b) Percent of class:

See Item 4(a) above.

(c) Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See Item 4(a) above.

(ii) Shared power to vote or to direct the vote:

See Item 4(a) above.

(iii) Sole power to dispose or to direct the disposition of:

See Item 4(a) above.

(iv) Shared power to dispose or to direct the disposition of:

See Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2 and Item 4. The Reporting Persons may be deemed to be members of a group.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2013

Apax Europe IV GP Co. Ltd.

By:	/s/ Denise J. Fallaize
Name: Denise J. Fallaize
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Simon March
Name: Simon March
Title: Authorised Signatory

Apax Europe IV GP L.P.
By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ Denise J. Fallaize
Name: Denise J. Fallaize
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Simon March
Name: Simon March
Title: Authorised Signatory

Apax Europe IV-A, L.P.
By: Managing General Partner, Apax Europe IV GP L.P. By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ Denise J. Fallaize
Name: Denise J. Fallaize
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Simon March
Name: Simon March
Title: Authorised Signatory

Apax Europe IV-B, L.P.
By: Managing General Partner, Apax Europe IV GP L.P. By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ Denise J. Fallaize
Name: Denise J. Fallaize
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Simon March
Name: Simon March
Title: Authorised Signatory

Apax Europe IV-C GmbH & Co. KG
By: Managing General Partner, Apax Europe IV GP L.P. By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ Denise J. Fallaize
Name: Denise J. Fallaize
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Simon March
Name: Simon March
Title: Authorised Signatory

Apax Europe IV-D, L.P.
By: Managing General Partner, Apax Europe IV GP L.P. By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ Denise J. Fallaize
Name: Denise J. Fallaize
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Simon March
Name: Simon March
Title: Authorised Signatory

Apax Europe IV-E, L.P.
By: Managing General Partner, Apax Europe IV GP L.P. By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ Denise J. Fallaize
Name: Denise J. Fallaize
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Simon March
Name: Simon March
Title: Authorised Signatory

Apax Europe IV-F, C.V.
By: Managing General Partner, Apax Europe IV GP L.P. By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ Denise J. Fallaize
Name: Denise J. Fallaize
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Simon March
Name: Simon March
Title: Authorised Signatory

Apax Europe IV-G, C.V.
By: Managing General Partner, Apax Europe IV GP L.P. By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ Denise J. Fallaize
Name: Denise J. Fallaize
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Simon March
Name: Simon March
Title: Authorised Signatory

Apax Europe IV-H GmbH & Co. KG
By: Managing General Partner, Apax Europe IV GP L.P. By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ Denise J. Fallaize
Name: Denise J. Fallaize
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Simon March
Name: Simon March
Title: Authorised Signatory

Apax –Xerium APIA L.P.
By: Managing General Partner, Apax Europe IV GP L.P. By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ Denise J. Fallaize
Name: Denise J. Fallaize
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Simon March
Name: Simon March
Title: Authorised Signatory

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of May 29, 2013, by and among the Reporting Persons.

Exhibit A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.001, of Xerium Technologies, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DATED: May 29, 2013

Apax Europe IV GP Co. Ltd.

By:	/s/ Denise J. Fallaize
Name: Denise J. Fallaize
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Simon March
Name: Simon March
Title: Authorised Signatory

Apax Europe IV GP L.P. By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ Denise J. Fallaize
Name: Denise J. Fallaize
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Simon March
Name: Simon March
Title: Authorised Signatory

Apax Europe IV-A, L.P.
By: Managing General Partner, Apax Europe IV GP L.P. By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ Denise J. Fallaize
Name: Denise J. Fallaize
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Simon March
Name: Simon March
Title: Authorised Signatory

Apax Europe IV-B, L.P.
By: Managing General Partner, Apax Europe IV GP L.P. By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ Denise J. Fallaize
Name: Denise J. Fallaize
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Simon March
Name: Simon March
Title: Authorised Signatory

Apax Europe IV-C GmbH & Co. KG
By: Managing General Partner, Apax Europe IV GP L.P. By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ Denise J. Fallaize
Name: Denise J. Fallaize
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Simon March
Name: Simon March
Title: Authorised Signatory

Apax Europe IV-D, L.P.
By: Managing General Partner, Apax Europe IV GP L.P. By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ Denise J. Fallaize
Name: Denise J. Fallaize
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Simon March
Name: Simon March
Title: Authorised Signatory

Apax Europe IV-E, L.P.
By: Managing General Partner, Apax Europe IV GP L.P. By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ Denise J. Fallaize
Name: Denise J. Fallaize
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Simon March
Name: Simon March
Title: Authorised Signatory

Apax Europe IV-F, C.V.
By: Managing General Partner, Apax Europe IV GP L.P. By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ Denise J. Fallaize
Name: Denise J. Fallaize
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Simon March
Name: Simon March
Title: Authorised Signatory

Apax Europe IV-G, C.V.
By: Managing General Partner, Apax Europe IV GP L.P. By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ Denise J. Fallaize
Name: Denise J. Fallaize
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Simon March
Name: Simon March
Title: Authorised Signatory

Apax Europe IV-H GmbH & Co. KG
By: Managing General Partner, Apax Europe IV GP L.P. By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ Denise J. Fallaize
Name: Denise J. Fallaize
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Simon March
Name: Simon March
Title: Authorised Signatory

Apax –Xerium APIA L.P.
By: Managing General Partner, Apax Europe IV GP L.P. By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ Denise J. Fallaize
Name: Denise J. Fallaize
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Simon March
Name: Simon March
Title: Authorised Signatory